EXHIBIT A

LETTER NOTIFYING MEMBERS
OF EXTENSION OF REPURCHASE DEADLINE

October 21, 2011

Dear Member of Cadogan Opportunistic Alternatives Fund, LLC (the “Company”):

As you have been informed in prior communications, senior management at Cadogan Management, LLC (the “Adviser”) has recently been active in exploring various forms of strategic alliance to keep its core team together so that it may continue to provide members with the research and portfolio management expertise they’ve come to expect.  For the past several weeks, the Adviser has been in ‘final’ discussions regarding such a strategic alliance.  The Adviser expects a resolution shortly.

We are sensitive, however, to the approaching deadline for tendering shares of the Company pursuant to the Company’s most recent quarterly tender offer dated September 26, 2011 (the “September Tender Offer”), and we want to allow all of our members sufficient time to appropriately evaluate their investment with us.  As such, the Board of Directors of the Company has approved an extension of the deadline for tendering shares pursuant to the September Tender Offer from October 25, 2011 to November 18, 2011.  Members of the Company wishing to tender their shares will now have until 11:59 pm, New York time, on November 18, 2011 to deliver a completed and executed Notice of Intent to Tender (as included with the materials originally distributed in connection with the September Tender Offer) to US Bancorp Fund Services, LLC, as per the instructions set out on the first page of the Notice of Intent to Tender.  The Company does not expect this extension to have any impact on its ability to process the repurchase of shares pursuant to the September Tender Offer.

All other terms and conditions of the September Tender Offer shall remain unchanged.  In particular and for the avoidance of doubt, the applicable valuation date for tendered shares will remain December 30, 2011.  The changes described in this letter are hereby incorporated by reference into the September Tender Offer materials.

We greatly appreciate the patience you have shown during this time as well as the confidence you have placed in us over the years.

We expect to be in contact very soon with clear details on the Adviser’s proposed transition or other developments.  If you have any questions, please refer to the Offer to Purchase document that was included with the distributed materials for the September Tender Offer, or call Jay Tophooven at U.S. Bancorp Fund Services, LLC at (414) 287-3744.

Sincerely,

Cadogan Opportunistic Alternatives Fund, LLC